SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Discovery of first oil accumulation in deep waters of the Potiguar Basin,

in the State of Rio Grande do Norte

Rio de Janeiro, December 17th, 2013 – Petróleo Brasileiro S.A. – Petrobras announces the discovery of an oil accumulation on concession BM-POT-17, the first in deep waters of Potiguar Basin, in its portion located in the state of Rio Grande do Norte.

The discovery was made while drilling well 1-BRSA-1205-RNS (1-RNS-158), informally known as Pitu, at a water depth of 1,731 meters and 55 km off the coast of Rio Grande do Norte state.

The oil column was confirmed through log data and fluid samples, which will be characterized through laboratory analysis. The well is currently being drilled at a depth of 4,197 meters and drilling will proceed until 5,028 meters.

Petrobras is the operator of the concession with 80% stake and Petrogal Brasil S.A. holds the remaining 20%.

Due to the farm-out agreement, in progress, and after obtaining the approval of the National Agency of Petroleum, Natural Gas and Biofuels (ANP), BP Energy do Brazil Ltda will join the consortium and interests of the partners in the block will be: Petrobras - 40%, BP - 40% and Petrogal - 20%.

The consortium will proceed with operations to complete the well drilling until the planned depth, verify the extension of the new discovery and characterize the conditions of the reservoirs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.